                                                                 Exhibit (a)(10)

     Email from Pinnacle Systems, Inc. to Employees dated November 16, 2001
                 Summarizing the Terms of the Offer to Exchange

A number of our employees have stock options with exercise prices well above our current stock price. As a result, we have initiated a Stock Option Exchange Program that allows employees to exchange current stock options for new stock options, with certain restrictions as described in the attached documents. One of the restrictions precludes us from issuing the new (replacement) options until six months and one day after the end of the election period, which means the new (replacement) options will not be granted before June 19, 2002. This is because if we did not wait six months and one day after the end of the election period, we would suffer adverse accounting consequences. We do not know what will happen to our stock price in the meantime, and this is only one of the many risks you must consider before deciding whether to participate in the program. This e-mail is intended only to provide only a very brief summary outline of the program --to understand the actual program, we strongly urge you to read the attached file documents in their entirety. In summary:

     1.) This is an optional program; you are not required to exchange any of your stock options if you don't want to.

     2.) You may choose to "exchange" any unexercised portion of any of your options; there are no restrictions based on exercise price. However, this program only covers stock options that were originally granted by us, and not options that were granted by another company prior to being acquired by us and then converted to purchase our common stock. Employees may choose to exchange some grants while at the same time keeping other grants. Again, you may choose to exchange any, or all, of your existing stock option grants, but if you choose to exchange an option, you must exchange all of the remaining unexercised shares subject to that grant (not just a portion of the shares).

     3.) If you wish to exchange options pursuant to this program, you must complete the attached "Election Form" and fax it to 650-930-1606, or deliver it to Melanie Sherk in Mountain View, no later than 9:00 p.m. (California time) on December 17, 2001. You may change your mind and withdraw or modify your election if your withdrawal or modification is delivered to Melanie Sherk in Mountain View, no later than 9:00 p.m. (California time) on December 17, 2001.

     4.) If you wish to exchange any of your options, then all options granted to you on or after May 16, 2001 must also be exchanged.

     5.) Any options that you choose to exchange will be cancelled on or about December 18, 2001 and the new (or replacement) options will not be issued until on or about, June 19, 2002.

     6.) If, under any circumstances, you are not an employee of Pinnacle or one of its subsidiaries on the date that we issue the new (or replacement) options (expected to be on or about June 19, 2002 at the earliest), you will not be entitled to receive any Replacement Options or any other consideration for the options you cancelled.

     7.) The exercise price of the new options will be the closing stock price on the date the new (or replacement) options are granted, which we expect to be on or about June 19, 2002.

     8.) The new options will have an accelerated vesting period compared to our usual four-year vesting schedule. One-third of the new options will vest immediately on or about June 19, 2002, and the balance will vest in equal installments over the following 24 months.

The decision process as to whether or not to participate will be different for each employee, since each employee has a unique set of stock options. As a reminder, you can review all of your outstanding stock option grants using the options link website at www.optionslink.com. To decide which options to exchange (if any), you need to make a judgment on what you believe our stock price will be on or about June 19, 2002 and whether that stock price will be lower than the exercise price of your unexercised options.

Attached are the following forms for your review:

     -    Letter from Mark Sanders

     -    Offer to Exchange

     -    Election Form

     -    Notice to Withdraw Election

     -    Form TO filed with the SEC

     - Internet links to our annual report on Form 10-K for the fiscal year ended June 30, 2001 (filed with the SEC on September 26, 2001) and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001 (filed with the SEC on November 14, 2001)

Again, this is an optional program; you do not need to exchange any of your existing stock options if you do not wish to do so. Please read the attached documents for the details of the program. If you choose to exchange any of your options, please complete the "Election Form" and return it to Melanie Sherk no later than 9:00 p.m. (California time) on December 17, 2001.

We will conduct an informational meeting during the last week in November for those individuals who would like additional information or have specific questions. In the meantime, if you have any questions, please feel free to forward them to me, Melanie Sherk (our General Counsel) or Kristen Corcoran in HR.

As always, thanks very much for all of your support!!

                                       -2-